January 26, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Staff Attorney | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Kristi Marrone

Re: CAM Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 001-33907

Ms. Marrone:

CAM Group, Inc. (the “Company”) hereby submits its response letter for the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 2, 2014, relating to the abovementioned 10-K. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Item 1. Business, page 4

1.	We note your response to comment 1 from our letter dated September 4, 2014. It is still not clear how the marketing rights were acquired. If these rights were contributed by Hebei AMP in the formation of the JV, please clarify.

Response: Yes, the markets rights to the network of 16,000 retail stores were contributed by Hebei AMP in formation of the JV.

2.	Related to the comment above, it is still not clear how the marketing rights are reflected in your financial statements. If such rights are considered an asset, tell us which line item they are included in. Also, tell us whether the rights are carried at cost less amortization, fair value, or are accounted for some other way.

Response: Pursuant to the Joint Venture Contract between and amongst China Agriculture Media Group Co. Ltd., our wholly-owned subsidiary (“China AMG”), and Hebei AMP on March 25, 2011, the total paid in capital of JV at inception was approximately $159,000 (RMB 1,000,000), all of which were contributed by China AMG. We simultaneously surrendered 40% of JV to Hebei AMP in exchange of its assistance in setting up the network for our advertising business. We considered such agreement with Hebei AMP as collaborative arrangement for marketing our advertising business in Hebei area, rather than acquisition of the intangible assets. All costs incurred and revenue generated in connection with Joint Operating Activities were included in the financial statements of JV Company, which were consolidated into our financial statements since inception of JV Company. Pursuant to paragraph 808-15-4 of ASC 808 Collaborative Arrangements, the existence of JV Company for part of an arrangement does not prevent an arrangement from being a collaborative arrangement. A copy of the Joint Venture Contract was attached as Exhibit 10.3 to Form 8-K filed on April 24, 2012.

3.	We also note from your response to comment 1 that Hebei AMP owns 40% of the JV Company. Please reconcile this to your disclosure on page 24 of the 10-K which states that Hebei AMP holds 2% of the equity interest of CAM Heibei. In your response please tell us what ownership percentage was used to calculate amounts attributable to non-controlling interests in the financial statements as well as your basis for using that percentage.

Responses: On September 11, 2012, we received an approval from the Chinese authority in connection with the increase in registered capital of CAM Hebei, the JV Company, from RMB 1,000,000 (approximately USD$159,000) to RMB 20,000,000 (approximately USD$3,200,000), of which CAM HK invests RMB 19,600,000 (approximately USD$3,136,000) and Hebei AMP keeps the original investment amount of RMB 400,000 (approximately USD$64,000) unchanged. CAM HK completed its portion in investment by the end of 2012. Therefore, Hebei AMP’s ownership in the JV Company was reduced from 40% to 2%. The non-controlling interests in the financial statements reflects Hebei AMP’s 2% ownership in the JV Company.

Employees, page 9

4.	We note your response to comment 2 from our letter dated September 4, 2014. Please clarify whether any of Hebei AMP’s employees provide services to CAMG, CAM HK or CAM Hebei. If the employees are shared by Hebei AMP and the JV Company only, please clarify this in your disclosure in future filings. As previously requested, please tell us if there are any cost sharing arrangements in place, or otherwise how you or the JV Company, as applicable, have accounted for personnel costs of shared employees.

Responses: After the establishment of JV Company, there are 5 employees from Hebei AMP start working for JV Company and getting paid directly from JV Company. The related expenses were included in our financial statements since inception of JV Company. There are no cost sharing arrangement in place.

Note 2. Summary of Significant Accounting Policies, page 24

Accounts Receivable, page 24

5.	We note your response to comment 7 from our letter dated September 4, 2014. Please tell us the nature of your accounts receivable. In that regard, we note that nearly all of your revenue was generated from Hebei AMP, but your response states that none of the accounts receivable are due from related parties. In addition, we note that the accounts receivable balance as of September 30, 2014 has remained relatively flat despite no new revenue in 2014. Please advise us if any of your accounts receivable are greater than 180 days outstanding as of September 30, 2014 and if so, why you believe these accounts are fully collectible.

Responses: The accounts receivable of $1,675,831 (RMB 10,240,000) represents 5 sales of fertilizer to Shijiazhuang Deyuan Nongzi Wuliu Co., Ltd. (石家莊德源農資物流有限公司) (“Deyuan”), a non-related party of the Company. These sales accounted for approximately 8 % of our total sales of fertilizer in 2013. Since the Company serves primarily as a trading agent during the sales of fertilizer, the revenues from sales of fertilizer were recognized by net method and included in “revenues – other” in the consolidated income statements. Based on management’s representation, Deyuan is a non-related third party of the Company and these sales were carried out on arm-length transactions. The reason why the balance of the account receivable was still outstanding as of September 30, 2014 is because Deyuan had a quality concern about the products. We have since resolved the issue. We are comfortable that the amount is fully collectible as of today’s date. We expect the payments made by Deyuan on or before February 6, 2015.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me via email at kakit5110@gmail.com if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.

/s/ Kit Ka

Name: Kit Ka

Title: Chief Executive Officer